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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                December 5, 2005

                        Commission File Number: 001-14534


                            PRECISION DRILLING TRUST
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 5, 2005


                                       PRECISION DRILLING TRUST
                                       By its Administrator PRECISION DRILLING
                                       CORPORATION


                                       By: /s/ Darren Ruhr
                                           ----------------------------------
                                       Name:  Darren Ruhr
                                       Title: Vice President, Corporate Services
                                              and Corporate Secretary


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EXHIBIT           TITLE
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1                 PRESS RELEASE - NEW BOARD MEMBER FOR PRECISION DRILLING
                  CORPORATION





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                                                                      EXHIBIBT 1
                                                                      ----------


                                  NEWS RELEASE

Calgary, Alberta, Canada - December 5, 2005

   NEW BOARD MEMBER FOR PRECISION DRILLING CORPORATION

Precision Drilling Trust ("the Trust") is pleased to announce the appointment of Mr. Brian A. Felesky, Q.C. to the Board of Directors of Precision Drilling Corporation ("the Corporation"), Administrator to the Trust, effective immediately.

Mr. Felesky is a partner in Felesky Flynn LLP, a tax law specialist firm with 36 lawyers, and he resides in Calgary, Alberta. He is professionally involved in acquisitions, mergers, financing and restructuring of public and private corporations, partnerships and trusts, in Canada and internationally. Mr. Felesky is also a director of Suncor Energy Inc., Epcor Power L.P. and Fairquest Energy Limited.

Commenting on the new Board appointment, Hank Swartout, Chairman and CEO of the Corporation, stated: "I am delighted to welcome Brian to the Board. His appointment brings a wealth of Board experience and professional skills to the company, and further strengthens the skills available to the Trust. Brian's experience will be of significant value to the Corporation and ultimately to the Unitholders."

Precision Drilling Trust is Canada's largest energy services trust. Headquartered in Calgary, Alberta, the Corporation is the leading provider of contract drilling services to the Canadian oil and gas industry and provides its customers with access to an extensive fleet of drilling and service rigs backed by a comprehensive mix of support services utilizing skilled and experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and in U.S. dollars "PD.U" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Darren Ruhr, Vice President Corporate Services and Corporate Secretary of Precision Drilling Corporation, Administrator of the Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website:
WWW.PRECISIONDRILLING.COM.